Exhibit 99.1

Merus N.V.

Unaudited Condensed Consolidated Statement of Financial Position

(after appropriation of result for the period)

	Note	September 30, 2016	December 31, 2015
		(euros in thousands)

Non-current assets
Property, plant and equipment		442	325
Intangible assets		389	435
Restricted cash		181	218

Total non-current assets		1,012	978

Current assets
Trade and other receivables	5	1,713	1,665
Cash and cash equivalents		66,274	32,851

Total current assets		67,987	34,516

Total assets		68,999	35,494

Shareholders’ equity
Issued and paid-in capital		1,448	775
Share premium account		139,878	90,909
Accumulated loss		(77,588)	(63,382)

Total equity	9	63,738	28,302

Non-current liabilities
Borrowings	7	375	486
Deferred revenue	8	223	390

Current liabilities
Borrowings		167	167
Trade payables		1,984	2,419
Taxes and social security liabilities		59	142
Deferred revenue	8	223	223
Other liabilities and accruals	6	2,230	3,365

Total current liabilities		4,663	6,316

Total liabilities		5,261	7,192

Total equity and liabilities		68,999	35,494

Unaudited Condensed Consolidated Statement of Profit or Loss and Comprehensive Loss

	Note	Three month period ended September 30,
		2016	2015
		(euros in thousands, except per share data)
Revenue	10	1,182	341
Research and development costs	11	(4,416)	(4,272)
Management and administration costs	11	(400)	(59)
Other expenses	11	(1,326)	(1,993)

Total operating expenses		(6,142)	(6,324)

Operating result		(4,960)	(5,983)

Finance income		25	13

Finance costs		(10)	(169)

Total finance income / (expenses)		15	(156)

Result before tax		(4,945)	(6,139)
Income tax expense		—	—

Result after taxation		(4,945)	(6,139)
Other comprehensive income
Exchange differences on the translation of foreign operations		3	—

Total other comprehensive loss for the period		3	—

Total comprehensive loss for the period		(4,942)	(6,139)

Basic (and diluted) loss per share*		(0.31)	(0.74)

*	For the periods included in these financial statements, the share options are not included in the diluted loss per share calculation as the Company was loss-making in all these periods. Due to the anti-dilutive nature of the outstanding options, basic and diluted loss per share is equal.

Unaudited Condensed Consolidated Statement of Profit or Loss and Comprehensive Loss

	Note	Nine month period ended September 30,
		2016	2015
		(euros in thousands, except per share data)
Revenue	10	3,127	1,604
Research and development costs	11	(12,723)	(11,506)
Management and administration costs	11	(1,135)	(400)
Other expenses	11	(4,603)	(6,063)

Total operating expenses		(18,461)	(17,969)

Operating result		(15,334)	(16,364)
Finance income		74	14
Finance costs		(21)	(187)

Total finance income / (expenses)		53	(173)

Result before tax		(15,281)	(16,537)
Income tax expense		—	—

Result after taxation		(15,281)	(16,537)
Other comprehensive income
Exchange differences on the translation of foreign operations		3	—

Total other comprehensive loss for the period		3	—

Total comprehensive loss for the period		(15,278)	(16,537)

Basic (and diluted) loss per share		(1.24)	(3.34)

The results for the period and the comprehensive loss for the period are fully attributable to the owners of the Company.

Unaudited Condensed Consolidated Statement of Changes in Equity

(euros in thousands)	Note	Common share capital	Class A Pref. share capital	Class B Pref. share capital	Class C Pref. share capital	Common share premium	Class A Pref. share premium	Class B Pref. share premium	Class C Pref. share premium	Accumul ated loss	Total equity
Balance at January 1, 2015		30	21	231	—	1,564	1,334	34,026	—	(40,765)	(3,559)
Result		—	—	—	—	—	—	—	—	(16,537)	(16,537)
Other comprehensive income		—	—	—	—	—	—	—	—	—	—

Total comprehensive loss		—	—	—	—	—	—	—	—	(16,537)	(16,537)
Transactions with owners of the Company:
Issuance of shares (net)	9	—	—	120	373	—	—	4,866	49,180	—	54,539
Equity settled shared-based payments	12	—	—	—	—	—	—	—	—	249	249

Total contributions by and distributions to owners of the Company		—	—	120	373	—	—	4,866	49,180	249	54,788

Balance at September 30, 2015		30	21	351	373	1,564	1,334	38,892	49,180	(57,053)	34,692

Balance at January 1, 2016		30	21	351	373	1,564	1,334	38,906	49,105	(63,382)	28,302
Result		—	—	—	—	—	—	—	—	(15,281)	(15,281)
Other comprehensive loss		—	—	—	—	—	—	—	—	3	3

Total comprehensive loss		—	—	—	—	—	—	—	—	(15,278)	(15,278)
Transactions with owners of the Company:
Issuance of shares (net)	9	673	—	—	—	50,478	—	—	—	—	51,151
IPO Expenses		—	—	—	—	(1,509)	—	—	—	—	(1,509)
Conversion preference shares	9	745	(21)	(351)	(373)	89,345	(1,334)	(38,906)	(49,105)	—	—
Equity settled shared-based payments	12	—	—	—	—	—	—	—	—	1,072	1,072

Total contributions by and distributions to owners of the Company		1,418	(21)	(351)	(373)	138,314	(1,334)	(38,906)	(49,105)	1,072	50,714

Balance at September 30, 2016		1,448	—	—	—	139,878	—	—	—	(77,588)	63,738

Unaudited Condensed Consolidated Statement of Cash flows

		Nine month period ended September 30,
		2016	2015
		(euros in thousands)
Cash flows from operating activities

Result after taxation		(15,281)	(16,537)
Adjustments for:
Depreciation and amortization		161	145
Share option expenses		1,072	249
Net finance (income) costs		(64)	172

		(14,112)	(15,971)
Changes in working capital:
Trade and other receivables		(951)	459
Trade payables		(435)	211
Other liabilities and accruals		(1,135)	73
Deferred revenue		(167)	(167)
Taxes and social security liabilities		(83)	(12)

Cash used in operations		(16,883)	(15,406)

Interest paid		(16)	(187)
Tax paid		—	—

Net cash used in operating activities		(16,899)	(15,594)

Cash flow from investing activities
Acquisition of property, plant and equipment		(232)	(32)
Interest received		80	14

Net cash used in investing activities		(152)	(18)
Cash flow from financing activities
Proceeds from issuing shares, net	9	50,545	45,984
Proceeds from borrowings		—	8,000
Repayment of borrowings		(111)	(110)
Movement in restricted cash		37	37

Net cash from financing activities		50,471	53,910

Net (decrease)/increase in cash and cash equivalents		33,420	38,299
Cash and cash equivalents as at January 1		32,851	1,568
Effects of exchange rate changes on cash and cash equivalents		3	—

Cash and cash equivalents as at September 30		66,274	39,867

Notes to the Unaudited Condensed Consolidated Financial Statements

1.	General information

Merus N.V. is a clinical-stage immuno-oncology company developing innovative bispecific antibody therapeutics, headquartered in Utrecht, the Netherlands. Merus US, Inc. is a wholly-owned subsidiary of Merus N.V. located in Boston, Massachusetts, United States. These unaudited condensed consolidated interim financial statements as at and for the three month and nine month period ended 30 September 2016 comprise Merus N.V. and Merus US, Inc. (together, the “Company”).

On 24 May 2016, Merus N.V. closed its initial public offering of 5,500,000 common shares and, upon the underwriters’ exercise of their option to purchase additional shares on 26 May 2016, issued an additional 639,926 of its common shares, at a price to the public of US$10.00 per share (the “IPO”). Net proceeds to Merus N.V. after deducting underwriting discounts and commissions and offering expenses were US$53.3 million. On 19 May 2016, Merus N.V.’s common shares were listed on The NASDAQ Global Market (“NASDAQ”). In connection with the IPO, Merus N.V.’s legal structure under Dutch law was changed from a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) to a public company with limited liability (naamloze vennootschap). In addition, in connection with the IPO, all of Merus N.V.’s preferred shares converted into common shares.

Merus N.V. was incorporated in the Netherlands, with its statutory seat in Utrecht. In connection with becoming a public company, on 19 May 2016, Merus N.V.’s name changed from “Merus B.V.” to “Merus N.V.” The address of Merus N.V.’s registered office is Padualaan 8, 3584CH Utrecht, the Netherlands.

2.	Significant accounting policies

These unaudited interim condensed consolidated financial statements (the “interim financial statements”) have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board. Certain information and disclosures normally included in financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been condensed or omitted. Accordingly, these interim financial statements should be read in conjunction with the Company’s annual financial statements for the year ended 31 December 2015. In the opinion of management, all adjustments (consisting of a normal recurring nature) considered necessary for a fair presentation have been included in the interim financial statements.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment on the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity or areas where assumptions and estimates are significant to these interim financial statements are disclosed in Note 4. The results of operations for the nine month period ended 30 September 2016 are not necessarily indicative of operations to be expected for the full fiscal year ending 31 December 2016.

Items included in each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The interim financial statements are presented in euros, which is Merus N.V.’s functional and presentation currency. All amounts are rounded to the nearest thousands of euros, except where otherwise indicated.

The Company’s financial results have varied substantially, and are expected to continue to vary, from period to period. The Company believes that its ordinary activities are not linked to any particular seasonal factors per International Accounting Standard 34.16.

The Company operates in one reportable segment, which comprises the discovery and development of innovative bispecific therapeutics.

3.	Adoption of New and Revised International Financial Reporting Standards

Except as otherwise indicated, the accounting policies adopted in the preparation of the interim financial statements are consistent with those applied in the preparation of the Company’s annual financial statements for the year ended 31 December 2015. A number of new standards, amendments to standards and interpretations will be effective for periods beginning on or after 1 January 2018 or 2019 and may be relevant to the Company. The Company does not plan to adopt new standards early.

4.	Critical Accounting estimates and Judgments

In the application of the Company’s accounting policies, management is required to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively. No changes were identified compared to previous financial statements.

The following are the critical judgments and assumptions that management has made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the interim financial statements.

(a) Equity settled share-based payments

Share options granted to employees and consultants providing similar services are measured at the grant date fair value of the equity instruments granted. The grant date fair value is determined through the use of an option-pricing model considering the following variables:

a)	the exercise price of the option;

b)	the expected life of the option;

c)	the current value of the underlying shares;

d)	the expected volatility of the share price;

e)	the dividends expected on the shares; and

f)	the risk-free interest rate for the life of the option.

For the Company’s share option plans, management’s judgment is that the Black-Scholes valuation formula and the binomial option pricing model are the most appropriate methods for determining the fair value of the Company’s share options considering the terms and conditions attached to the grants made and to reflect exercise behaviour. Since the Company was not listed on a national securities exchange until 19 May 2016, there was no published share price information available until 19 May 2016, for the nine month period ended 30 September 2016. Consequently, the Company estimated the fair value of its shares and the expected volatility of that share value for the period up to 19 May 2016. Since 19 May 2016, the Company uses the public share information as a basis to determine the current value of the underlying shares.

The result of the share option valuations and the related compensation expense that is recognized for the respective vesting periods during which services are received, is dependent on the model and input parameters used. Even though management considers the fair values reasonable and defensible based on the methodologies applied and the information available, others might apply a different fair value for the Company’s share options.

(b) Income tax

Deferred tax assets in respect of tax losses have not been recognized, because the Company has no history of generating taxable profits and at the balance sheet date, there is no convincing evidence that sufficient taxable profit will be available in the foreseeable future against which the tax losses can be utilized.

(c) Capitalization of development costs

The criteria for capitalization of development costs have been considered by management and determined not to have been met in the nine month period ended 30 September 2016. Therefore, all development expenditures relating to internally generated intangible assets in the nine month period ended 30 September 2016 were expensed as incurred.

(d) Accounting for upfront license fees

The Company entered into a research and license agreement with ONO Pharmaceuticals Co., Ltd (“ONO”) in April 2014. In connection with this arrangement, the Company received an upfront fee, which relates to the integrated package of deliverables under the contract (one single performance obligation). The applicable period over which to recognize the upfront payment is a significant judgment. Revenue related to this upfront fee is deferred and amortized on a straight-line basis over the contract period, as that is the period over which the Company provides its integrated service activities to ONO.

(e) Treatment of expenses relating to an equity transaction

The Company incurred costs, relating to the preparation of the IPO. The costs of the IPO, which involved both issuing new common shares and listing on NASDAQ, have been accounted for as follows:

•	Incremental costs that are directly attributable to issuing new shares were initially recognized as prepaid expenses and were deducted from equity (net of any income tax benefit); and

•	Costs that relate to listing on NASDAQ, or are otherwise not incremental and directly attributable to issuing new shares, were directly recorded as an expense in the statement of profit or loss and comprehensive loss.

•	Costs that relate to both share issuance and listing were allocated between those functions on a rational and consistent basis.

(f) Going concern

During the year ended 31 December 2015 and the nine month period ended 30 September 2016, the Company suffered losses from its operations, which further weakened the shareholders’ equity (not considering the impact of the IPO).

The Company expects to incur significant expenses and operating losses for the foreseeable future as its bispecific antibody candidates advance from discovery through preclinical development and into clinical trials, and it seeks regulatory approval and pursues commercialization of any approved bispecific antibody candidate. In addition, the Company may incur expenses in connection with the licensing or acquisition of additional bispecific antibody candidates.

As a result, the Company will need additional financing to support its continuing operations. Until the Company can generate significant revenue from product sales, if ever, the Company expects to finance its operations through public equity or debt financings or other sources, which may include collaborations with third parties. Adequate additional financing may not be available to the Company on acceptable terms, or at all. The Company’s inability to raise capital as and when needed would have a negative impact on the financial condition and ability to pursue its business strategy. The Company will need to generate significant revenue to achieve profitability and may never do so.

The Company expects that its existing cash and cash equivalents, together with funds raised from the IPO which closed in May 2016, will enable the Company to fund its operating expenses and capital expenditure requirements for at least the next 12 months from the date of these interim financial statements.

(g) Foreign currency translation

Foreign currency transactions are translated using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the exchange rate at the reporting date are generally recognized in profit or loss.

The results and financial position of foreign operations that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•	income and expenses for each statement of profit or loss and comprehensive income or loss are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the exchange rates at the dates of the transactions), and

•	all resulting exchange differences are recognized in other comprehensive income.

5.	Trade and other receivables

All trade and other receivables are short-term and due within one year.

	September 30, 2016	December 31, 2015
	(euros in thousands)
Trade receivable	94	—
Grant receivable	744	—
Taxation and social security premiums	327	296
Prepaid general expenses	475	500
Prepaid IPO costs	—	814
Interest receivable	32	45
Other receivables	41	10

	1,713	1,665

The grant receivable relates to the final payment of the FP7 grant from the European Commission granted to the Company in May 2013. The final payment will be received for the full amount after the closing of the grant period in November 2016.

6.	Other liabilities and accruals

All amounts are short-term and payable within one year.

	September 30, 2016	December 31, 2015
	(euros in thousands)
Accrued auditor´s fee	304	335
Accrual for holiday expenses	37	50
Personnel	99	141
R&D studies	742	741
IP – Legal fee	191	170
Bonuses	522	391
Subsidy advance received	207	1,294
Other accruals	128	243

	2,230	3,365

7.	Borrowings

The Company entered into a financing agreement with Rabobank Utrechtse Heuvelrug U.A. (“Rabobank”) on 29 December 2005, which provided for total borrowings of €1.5 million for the financing of its business activities. The duration of this agreement is 12 years.

Under the agreement, the loans are to be repaid in monthly instalments of €14 thousand, beginning on 31 January 2009. Repayments were deferred in January 2010 for a period of two years. Repayment recommenced in January 2012. The loans bear interest at an annual rate equal to 4.45% and were fixed until 1 April 2016. From that date the interest rate has been fixed at 3.55% until 31 March 2017.

In connection with the financing agreement, the following securities have been issued:

•	a right of pledge on the account of €500 thousand, in the Company’s name in a new savings account for the benefit of Rabobank; and

•	a suretyship of €1 million within the framework of the Royal Decree “Borgstelling MKB-krediet.”

The pledged amount decreases in relation to the outstanding balance. At 30 September 2016, an amount of €181 thousand (at 30 September 2015: €236 thousand) related to the abovementioned pledge, has been included as non-current assets on the balance sheet.

Movements in the Company’s borrowings with Rabobank were as follows:

(euros in thousands)
Balance 1 January 2015	819
Repayments	(110)

Balance 30 September 2015	709
Short term portion 30 September 2015	(167)

Long term portion 30 September 2015	542

(euros in thousands)
Balance 1 January 2016	653
Repayments	(111)

Balance 30 September 2016	542
Short term portion 30 September 2016	(167)

Long term portion 30 September 2016	375

8.	Deferred revenue

On 8 April 2014, the Company entered into a research and license agreement with ONO. As part of this agreement, the Company received a non-refundable upfront payment of €1.0 million. This upfront payment is being amortized on a straight-line basis, and presented as revenue, over a period from 8 April 2014 through 30 September 2018, the end of the agreement term. The Company is eligible to receive milestone payments upon achievement of specified research and clinical development milestones. For products commercialized under this agreement, if any, the Company is also eligible to receive a mid-single digit royalty on net sales. ONO also provides funding for the Company’s research and development activities under an agreed-upon plan. ONO has the right to terminate this agreement at any time for any reason, with or without cause.

Deferred revenue under the agreement with ONO is as follows:

	September 30, 2016	December 31, 2015
	(euros in thousands)
Deferred revenue – current portion	223	223
Deferred revenue – non-current	223	390

	446	613

9.	Shareholders’ equity

On 6 May 2016, the general meeting of shareholders of the Company resolved to approve and effect a capital reorganization, based on a reverse share split. The effect of the reverse share split was a 1-for-1.8 reverse share split of the outstanding common and preferred shares held by the Company’s shareholders. This reverse share split became effective on 6 May 2016. All share, per-share and related information presented in the interim financial statements and corresponding disclosure notes have been retrospectively adjusted, where applicable, to reflect the impact of the reverse share split.

Issued and paid-in share capital

Common shares

For the nine month period ended 30 September 2016, 18,283 options were exercised at an exercise price of €1.93 per share. As a result, 18,283 common shares were issued, share capital increased by €1,645 and share premium increased by €33,640. For the nine month period ended 30 September 2015, no common shares were issued.

Situation as at 30 September 2016

As a result of the IPO, all issued and paid-in preferred shares were converted to common shares. The conversion ratio was a one for one conversion, taking into consideration the reverse share split that became effective on 6 May 2016. During the three month period ended 30 September 2016, a total of €0.1 million was paid related to costs that are directly attributable to issuing the new shares.

At 30 September 2016, a total of 16,079,675 common shares with a nominal value of €0.09 per share were issued and paid up. At 30 September 2015, a total of 4,149,884 Class C preferred shares, 3,899,104 Class B preferred shares, 229,055 Class A preferred shares and 337,562 common shares with a nominal value of €0.09 per share were issued and paid up.

Share option program (equity-settled)

In 2010, the Company established the Merus B.V. 2010 Employee Option Plan (the “2010 Plan”) that entitles key management personnel, staff and consultants providing similar services to purchase shares in the Company. Under the 2010 Plan, holders of vested options were entitled to purchase depositary receipts for common shares at the exercise price determined at the date of grant. Upon exercise of the option, common shares were issued to a foundation established to facilitate administration of share-based compensation awards and pool the voting interests of the underlying shares, and depositary receipts were issued by the foundation to the individual holders. In connection with the IPO, the 2010 Plan was amended to cancel the depositary receipts and allow individual holders to directly hold the common shares obtained upon exercise of their options. The compensation expenses included in personnel expenses were €1.1 million in the nine month period ended 30 September 2016 (€0.2 million in the nine month period ended 30 September 2015).

Options granted under the 2010 Plan are exercisable once vested. The options granted under the 2010 Plan vest in installments over a four-year period from the grant date. Twenty-five percent of the options vest on the first anniversary of the vesting commencement date, and the remaining 75% of the options vest in 36 monthly instalments for each full month of continuous service provided by the option holder thereafter, such that 100% of the options shall become vested on the fourth anniversary of the vesting commencement date. Options will lapse on the eighth anniversary of the date of grant.

In connection with the IPO, the Company established the 2016 Incentive Award Plan (the “2016 Plan”). Following the IPO, the Company is no longer making grants under the 2010 Plan; however, the terms of the 2010 Plan will continue to govern grants made under the 2010 Plan. All incentive award grants since the IPO are being made under the 2016 Plan.

As part of the 2016 Plan, the Company also established the Supervisory Board Remuneration Program. As part of this program, the members of the supervisory board are entitled to cash compensation as well as equity compensation. The equity compensation consists of an initial option grant as well as annual awards, subject to approval of the shareholders.

The initial awards granted under the Supervisory Board Remuneration Program vest in installments over a three year period. Thirty-three percent of the options vest on the first anniversary of the vesting commencement date, and the remaining 67% of the options in 24 substantially equal monthly installments thereafter, such that the award shall be fully vested on the third anniversary of the vesting commencement date. Each subsequent award shall vest and become exercisable in 12 substantially equal monthly installments following the vesting commencement date, such that the subsequent award shall be fully vested on the first anniversary of the date of grant.

For a detailed description of the 2010 Plan, the 2016 Plan and the Supervisory Board Member Compensation Plan, please refer to the Company’s registration statement on Form F-1 (File No. 333-207490) as filed with the SEC on 9 May 2016.

Measurement of fair values of the Equity-settled share-based payment arrangements

The fair value of the employee share options has been measured using the Black-Scholes model (for members of the executive management team) or a binomial option pricing model (for other participants, including supervisory board members). Service and non-market performance conditions attached to the transactions were not taken into account in measuring fair value.

During the nine month period ended 30 September 2016, options were granted only to supervisory board members, and no options were granted to the executive management team or other employees. The inputs used in the measurement of the fair values and the related fair values at the grant dates were as follows for the options granted during the nine month period ended 30 September 2016.

Nine month period ended September 30, 2016

€
Fair value at grant date	5.74-5.79
Share price at grant date	8.46-8.87
Exercise price	8.46-8.87
Expected volatility (weighted-average)	97.15%
Expected life (weighted average)	3.27 years
Expected dividends	0%
Risk-free interest rate (based on government bonds)	0.10%-1.87%

Reconciliation of outstanding share options

Changes in the number of options outstanding and their related weighted average exercise prices are as follows:

	Nine month period ended September 30, 2016
	Weighted average exercise price	Number of options
	€
Outstanding at 1 January 2016	5.35	953,689
Forfeited during the nine month period		(17,071)
Exercised during the nine month period	1.93	(18,283)
Granted during the nine month period	8.76	93,112

Outstanding at 30 September 2016	5.68	1,011,447

Exercisable at 30 September 2016		349,485

On 18 March 2016 an initial equity grant was granted to independent supervisory board members Gabriele Dallmann and Wolfgang Berthold for 12,556 options each. The option exercise price is €8.46 per share.

On 19 May 2016, in connection with the IPO, an equity grant was granted to supervisory board members Anand Mehra, Lionel Carnot, John de Koning and Gregory Perry, each for 17,000 options. The option exercise price is €8.87 per share.

The forfeited options mainly relate to forfeited or expired options from employees as well as 9,768 forfeited options from a former board member.

10.	Revenue

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured.

	Three month period ended September 30		Nine month period ended September 30
	2016	2015	2016	2015
	(euros in thousands)
ONO Pharmaceutical Co., Ltd. – research funding	892	97	1,140	1,259
Income from grants on research projects	290	244	1,987	345

	1,182	341	3,127	1,604

11.	Total operating expenses

Research and development costs are comprised of allocated employee costs, the costs of materials and laboratory consumables, IP and license costs and allocated other costs.

A breakdown of total operating expenses is presented as follows:

	Three month period ended September 30		Nine month period ended September 30
	2016	2015	2016	2015
	(euros in thousands)
Manufacturing costs	47	1,659	1,147	4,415
IP and license costs	319	155	807	891
Personnel related R&D	1,107	954	3,059	2,277
Other research and development costs	2,943	1,504	7,710	3,923

Total research and development costs	4,416	4,272	12,723	11,506

Management and administration costs	400	59	1,135	400

Litigation costs	331	800	1,384	4,100
Other operating expenses	995	1,193	3,219	1,963

Other expenses	1,326	1,993	4,603	6,063

Total operating expenses	6,142	6,324	18,461	17,969

A breakdown of other research and development costs is presented as follows:

	Three month period ended September 30		Nine month period ended September 30
	2016	2015	2016	2015
	(euros in thousands)
Discovery and pre-clinical costs	1,256	602	3,334	1,460
Clinical costs	1,164	561	2,771	1,178
Consumables	253	208	809	729
Other research and development costs	269	134	796	684

Total other research and development costs	2,943	1,504	7,710	3,923

On 11 March 2014 Regeneron Pharmaceuticals Inc. (“Regeneron”) filed a complaint in the United States District Court for the Southern District of New York (the “Court”), alleging that the Company was infringing on one or more claims in Regeneron’s U.S. Patent No. 8,502,018, entitled “Methods of Modifying Eukaryotic Cells.” On 3 July 2014, the Company filed a response to the complaint, denying Regeneron’s allegations of infringement and raising affirmative defenses, and filed counterclaims seeking, among other things, a declaratory judgment that the Company did not infringe the patent and that the patent was invalid. The Company subsequently filed amended counterclaims during the period from August to December 2014, seeking a declaratory judgment of unenforceability of the patent due to Regeneron’s commission of inequitable conduct.

On 21 November 2014, the Court found that there was clear and convincing evidence that a claim term present in each of the patent claims was indefinite and granted the Company’s proposed claim constructions. On 24 February 2015, the Court entered partial judgment in the proceeding, on the grounds that the Company did not infringe each of the patent claims, and that each of the patent claims were invalid due to indefiniteness. On 2 November 2015, the Court found Regeneron had withheld material information from the United States Patent and Trademark Office during prosecution of the patent, and Regeneron had engaged in inequitable conduct and affirmative egregious misconduct in connection with the prosecution of the patent. On 18 December 2015, Regeneron filed an appeal of the Court’s decision which is currently pending. An oral hearing before the US Court of Appeals for the Federal Circuit is expected to be scheduled for February 2017, and a decision in the appeal proceeding is expected about 6 months after the oral hearing.

On 11 March 2014, Regeneron served a writ in the Netherlands alleging that the Company was infringing one or more claims in their European patent EP 1 360 287 B1. The Company opposed the patent in June 2014. On 17 September 2014, Regeneron’s patent EP 1 360 287 B1 was revoked in its entirety by the European Opposition Division of the European Patent Office (the “EPO”). In Europe, an appeal hearing occurred in October and November 2015 at the Technical Board of Appeal for the EPO at which time the patent was reinstated to Regeneron with amended claims. The Company believes that its current business operations do not infringe the patent reinstated to Regeneron with amended claims because it believes it has not used the technology or methods claimed under the amended claims. The Dutch litigation procedure is stayed.

The costs incurred in the above litigation and opposition (€1.4 million for the nine month period ended 30 September 2016; €4.1 million for the nine month period ended 30 September 2015) are included in the statement of profit or loss and comprehensive loss for the period.

Apart from the above mentioned litigation procedures, a number of opposition proceedings are currently ongoing between the Company and Regeneron. The Company has opposed and will continue to oppose granted European patents owned by Regeneron related to transgenic mice technology. Regeneron has opposed granted patents owned by Merus in Europe as well as in Japan and Australia.

Operating expenses presented by nature are outlined below:

	Three month period ended September 30		Nine month period ended September 30
	2016	2015	2016	2015
	(euros in thousands)
Cost of outsourced work and other external costs	4,579	5,412	14,106	15,292
Employee benefits	1,507	868	4,194	2,532
Depreciation and amortization	56	44	161	145

Total operating expenses	6,142	6,324	18,461	17,969

The cost of outsourced work and other external costs for the nine month period ending 30 September 2016 included manufacturing costs of €1.1 million, preclinical costs of €2.9 million, clinical costs of €2.5 million and IP costs of €2.1 million. For the nine month period ended 30 September 2015, the cost of outsourced work and other external costs included manufacturing costs of €4.4 million, preclinical costs of €1.2 million, clinical costs of €0.9 million and IP costs of €5.0 million.

12.	Employee benefits

The average number of personnel during the nine month period ended 30 September 2016 was approximately 42 (30 for the nine month period ended 30 September 2015), all employed in the Netherlands, with the exception of one employee employed in the United States. Employees are principally employed in the area of research and development. Employees that are devoted to activities other than research and development are included under management and administration costs.

Details of the total employee benefits are presented as follows:

	Three month period ended September 30		Nine month period ended September 30
	2016	2015	2016	2015
	(euros in thousands)
Salaries and wages	1,241	748	3,561	2,139
WBSO subsidy	(386)	(97)	(1,294)	(271)
Social security premiums	88	63	268	200
Pension costs	112	58	329	171
Option expense	424	83	1,072	249
Other personnel expenses	28	11	258	44

	1,507	866	4,194	2,532

13.	Operating leases

Merus N.V. has a contract for the rent of facilities with the University of Utrecht, seated in Utrecht. The contract expired on 31 December 2015. The total annual obligation is €256 thousand. As the Company is awaiting the completion of a new office building, the contract for the lease of the facilities has been extended at the current rental price. The Company can end the contract at its own option with a month’s notice. On 22 April 2016 the Company closed a new lease agreement with Stichting Incubator Utrecht for a new office building. The agreement term will be five years, starting on 1 November 2016. The agreed rental price is €402 thousand per year. The Company expects to move into the new office building before 1 December 2016.

14.	Subsequent events

Subsequent to the balance sheet date, the Company has announced the following changes in their executive management team. Effective 26 October 2016, the Company has appointed L. Andres Sirulnik as Chief Medical Officer. Effective 1 November 2016, the Company has appointed Shelley Margetson as Chief Operating Officer and John Crowley as Chief Financial Officer.